UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

Amendment No. 1

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-35584

Exa Corporation

(Exact name of registrant as specified in its charter)

55 Network Drive, Burlington MA 01803

(781) 564-0200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.001 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One

Explanatory Note: On November 22, 2017, this Form 15 was filed by Exa Corporation prior to the effectiveness of the Notification of Removal from Listing and/or Registration on Form 25 filed by the NASDAQ Stock Market LLC on November 17, 2017.  The Form 25 has become effective.  Accordingly, the purpose of this Amendment No. 1 is to withdraw the previous filing of this Form 15 with respect to the securities covered by this Form 15 and to replace such filing with this Amendment No. 1.

Pursuant to the requirements of the Securities Exchange Act of 1934, Exa Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	December 4, 2017	By:	/s/ Mark Neil
		Name:	Mark Neil
		Title:	Secretary